

16014385

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65342

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brown Advisory Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

901 S. Bond Street, Suite 400
(No. and Street)

Baltimore	Maryland	21231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David M. Churchill, CFO/COO — (410)-537-5400 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	Maryland	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **David M. Churchill**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Brown Advisory Securities, LLC (the "Company")** as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

David M. Churchill

CFO/COO
Title

Notary Public


ANNE H. BARTLETT
My Commission Expires
NOTARY
PUBLIC
11-09-2018
BALTIMORE COUNTY, MD

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
1 E. Pratt Street
Baltimore, Maryland 21202

Report of Independent Registered Public Accounting Firm

The Member
Brown Advisory Securities, LLC:

We have audited the accompanying statements of financial condition of Brown Advisory Securities, LLC (the Company) as of December 31, 2015 and 2014, and the related statements of operations, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brown Advisory Securities, LLC as of December 31, 2015 and 2014, and the results of its operations, changes in member's equity, and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

February 29, 2016

BROWN ADVISORY SECURITIES, LLC

Statements of Financial Condition

December 31, 2015 and 2014

(In thousands)

Assets		**2015**	**2014**
Cash and cash equivalents	$	4,807	2,177
Receivable from clearing organization		466	329
Prepaid expenses and other assets		310	245
Investment securities at fair value, cost of $162 in 2015 and $158 in 2014		159	159
Deposits with clearing organization		54	54
	$	5,796	2,964
Liabilities and Member's Equity			
Accrued compensation	$	353	337
Payable to clearing organization		93	45
Payable to affiliates		466	478
Accrued expenses and other payables		314	183
Total liabilities		1,226	1,043
Member's equity		4,570	1,921
	$	5,796	2,964

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Operations

Years ended December 31, 2015 and 2014

(In thousands)

		2015	2014
Revenues:			
Asset based fees	$	10,656	11,168
Commissions		2,113	2,533
Interest		291	297
Investment income, including realized and unrealized gains / (losses) of ($2) and $3 in 2015 and 2014, respectively		2	6
Other		16	21
		13,078	14,025
Operating expenses:			
Employee compensation and benefits		8,726	12,660
Service bureau		461	350
Occupancy and equipment		106	200
Promotional and travel		30	74
Communications		35	62
Other		1,071	1,267
		10,429	14,613
Net income (loss)	$	2,649	(588)

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Changes in Member's Equity

Years ended December 31, 2015 and 2014

(In thousands)

		Capital contributions	Cumulative surplus (deficit)	Total member's equity
Balance at December 31, 2013	$	4,559	(2,050)	2,509
Net loss		—	(588)	(588)
Balance at December 31, 2014		4,559	(2,638)	1,921
Net income		—	2,649	2,649
Balance at December 31, 2015	$	4,559	11	4,570

See accompanying notes to financial statements.

BROWN ADVISORY SECURITIES, LLC

Statements of Cash Flows

Years ended December 31, 2015 and 2014

(In thousands)

		2015	2014
Cash flows from operating activities:			
Net income (loss)	$	2,649	(588)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:			
Realized and unrealized (gains) on investment securities		—	(6)
Changes in operating assets and liabilities:			
Receivable from/payable to clearing organization		(89)	157
Prepaid expenses and other assets		(65)	(126)
Deposit with clearing organization		—	50
Accrued compensation		16	(901)
Due to affiliates		(12)	(195)
Accrued expenses and other payables		131	(11)
Net cash provided by / (used in) operating activities		2,630	(1,620)
Cash and cash equivalents at beginning of year		2,177	3,797
Cash and cash equivalents at end of year	$	4,807	2,177

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Brown Advisory Securities, LLC (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC). The Company's sole member is Brown Advisory Management, LLC (BAM). BAM is a subsidiary of Brown Advisory Incorporated (BAI). The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

The Company introduces and forwards securities transactions on a fully disclosed basis to a carrying broker-dealer. The Company may be required to indemnify the carrying broker-dealer for losses resulting from the failure of the Company's customers to meet their obligations to pay for or deliver securities.

Effective January 1, 2016 BAM will be wholly-owned by a new holding company, Brown Advisory Group Holdings, LLC (BAGH), resulting in BAGH as the ultimate parent of Brown Advisory Securities, LLC.

(2) Summary of Significant Accounting Policies

(a) Asset Based Fees

Asset based fees consist of referral fees and client account fees. Referral fees are generally based on the period-end fair value of the assets under management and are determined in arrears on a quarterly basis. Client account fees are generally based on the prior period-end fair value of the assets under management and are determined in advance on a quarterly basis.

(b) Commission Revenues and Related Expenses

Commission revenues and related expenses are recorded on a trade date basis.

(c) Cash and Cash Equivalents

The Company considers all investments in highly liquid debt instruments with maturities of three months or less to be cash equivalents. Cash equivalents are carried at amortized cost, which approximates fair value.

(d) Income Taxes

BAM, a multi-member LLC, is treated as a partnership for tax purposes and is the sole member of the Company. As a partnership, BAM is not subject to federal or state income taxes since such taxes are the responsibility of the BAM members. The Company is treated as a disregarded entity for tax purposes and is included in the partnership federal and state returns filed by BAM.

(e) Investments

Investment securities are classified as trading. Trading securities are those securities which are purchased and held principally for the purpose of selling them in the near term. Trading securities are recorded at fair value. Fair values are generally based on quoted market prices. If quoted market prices are not available, fair values are determined based on other relevant factors, including quoted market prices of similar securities. Unrealized gains and losses on trading securities are including in results of operations. Dividends and interest income are recognized when earned.

(Continued)

(f) ***Stock-Based Compensation***

The cost of employee services received in exchange for stock compensation is measured based on the grant-date fair value of the employee stock options. Stock options are issued by BAI to employees of the Company. Stock-based compensation costs are allocated to the Company by BAI and cash settled monthly through intercompany transactions, which amounted to $70,000 and $260,000 for the years ended December 31, 2015 and 2014, respectively. These costs are classified in *Employee compensation and benefits* on the Statement of Operations.

(g) ***Fair Value Measurements***

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 4).

(h) ***Use of Estimates***

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the statement of financial condition and the amounts of revenues and expenses for the reporting period. Actual results may differ from those estimates.

(3) Investment Securities

Investment securities at fair value of $159,000 as of December 31, 2015 and 2014, respectively, consisted of a related mutual fund.

(4) Fair Value Measurements

The Company uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 – inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 – inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 – inputs are unobservable inputs for the asset or liability.

Each financial instrument's level assignment within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement for that particular category.

The Company's investment is valued based on quoted market prices in an active market (Level 1 inputs). There were no transfers between levels related to the Company's investments in 2015 or 2014. The Company does not fair value its investments on a non-recurring basis.

(5) Deposits with Clearing Organization

Deposits with clearing organization of $54,000 as of December 31, 2015 and 2014 consisted primarily of money market funds.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $3,940,000 which was $3,690,000 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.31 to 1 as of December 31, 2015.

(7) Risks

The following is a description of the significant risks facing the Company:

(a) Off-Balance Sheet Risk

In the normal course of business, the Company executes and enters into securities transactions that are carried and cleared by another broker-dealer on a fully disclosed basis. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Amounts due from broker-dealer represent a concentration of credit risk. The risk of default depends on the creditworthiness of the counterparty. The Company does not anticipate nonperformance by its clearing broker. In addition, the Company has a policy of reviewing, as necessary, the credit standing of each counterparty with which it conducts business.

The agreement between the Company and its clearing agent provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to minimize the risk of loss through procedures designed to monitor the creditworthiness of its customers and that transactions are executed properly by clearing agents.

(b) Credit Risk

Certain financial instruments, consisting of cash and cash equivalents and investments, potentially subject the Company to concentration of credit risk. The Company places its cash and cash equivalents in high quality financial institutions which, at times may exceed the Federal Deposit Insurance Company (FDIC) insurance limits. The Company has not experienced any losses in such accounts for the year-ended December 31, 2015. The Company's investment is a mutual fund. The Company minimizes its concentration of credit risk on investments by ensuring that transactions are indirectly undertaken with a large number of counterparties and on a recognized exchange.

(c) Legal/Regulatory Risk

The risk that changes in the legal or regulatory environment in which the Company operates could result in increased competition, reduced demand for the Company's products or services, or additional anticipated expenses incurred. The Company employs compliance and operating practices that identify and minimize the adverse impact of this risk. The Company additionally attempts to minimize adverse impact of this risk through a varied offering of products and services.

(Continued)

(8) Related Party Transactions

Pursuant to intercompany services agreements (Service Agreements) with Brown Advisory, LLC (BALLC), a subsidiary of BAM, BALLC allocates to the Company certain operating expenses, including occupancy, communications and data processing, advertising, and employee compensation and benefits. In 2014, certain employees transitioned from the Company to BALLC under a dual employment agreement. Results for 2015 represent a full year of this transition. As these individuals continue to support the Company's clients, a portion of their compensation and administrative expenses are allocated to the Company from BALLC pursuant to a mid-year Service Agreement. In 2015, $5,390,000 was allocated under this Service Agreement. Management believes that the Service Agreement results in the Company recognizing costs as incurred and in amounts related to the Company's economic obligations. The Company reimburses certain other affiliates for disbursements made on its behalf and for employee compensation costs related to certain compensation plans, including stock-based compensation plans. In addition, as compensation for referring clients, the Company is allocated a portion of fees earned by BALLC and Brown Investment Advisory & Trust Company, a subsidiary of BAI. Revenues from asset based fees included $1,226,000 and $2,515,000 in 2015 and 2014, respectively, related to these revenue sharing arrangements. The Company had a payable to affiliates in the amount of $466,000 and $478,000 at December 31, 2015 and 2014, respectively.

(9) Compensation Plans

The Board of Directors of BAI has approved the issuance of options to purchase its common stock and the issuance of shares of common stock to certain key employees of the Company. BAI made loans to the employees to fund the purchase of the common stock and made loans to certain employees pursuant to promissory notes upon the employees joining the Company. In addition, BAM has also issued loans to employees for the purpose of purchasing common units in the partnership. Compensation expense relating to loan forgiveness allocated to the Company by both BAI and BAM was $0 and $55,000 in 2015 and 2014, respectively.

BAM has a long term incentive plan for certain of its key executives and employees. Compensation expense allocated to the Company by BAM was $0 and $7,000 in 2015 and 2014, respectively.

BAI has a deferred compensation plan for certain of its key executives and employees. Compensation expense allocated to the Company by BAI was $127,000 and $251,000 in 2015 and 2014, respectively.

Options to purchase common stock of BAI have a 10-year term and generally vest over a graded schedule of up to 5 years from the grant date. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model using the weighted average assumptions in the following table. The Company uses historical data to estimate the expected term of the option, such as option exercise and post-vesting departure behavior. The risk-free rate for the expected term of the option is based on the

U.S. Treasury yield curve in effect at the time of grant. The Company estimates its stock volatility by taking the average of the stock volatilities of a selected peer group of public asset management companies.

	2015	2014
Valuation assumptions:		
Expected dividend yield	0%	0%
Expected volatility	33.69%	36.60%
Expected term (years)	7.20	7.15
Risk-free interest rate	1.75%	2.41%

The weighted average grant date fair value of options granted during the years 2015 and 2014 was $38.01 and $33.53, respectively. The total intrinsic value of options exercised during the years ended December 31, 2015 and 2014 was $545,000 and $1,517,000, respectively.

Stock option activity during the periods indicated is as follows:

	Number of options	Weighted average exercise price
Balance at December 31, 2013	292,444	$30.31
Transferred to related party	(227,484)	(34.82)
Granted	21,600	78.03
Exercised	(44,175)	(25.96)
Forfeited	(100)	(78.00)
Expired	—	—
Balance at December 31, 2014	42,285	36.95
Transferred to related party	(50)	(90.55)
Granted	50	97.50
Exercised	(7,388)	(22.71)
Forfeited	(247)	(46.88)
Balance at December 31, 2015	34,650	$40.00
Exercisable at December 31, 2015	25,740	$32.57

The weighted average remaining contractual term of options outstanding and options currently exercisable is 3.9 and 2.7 years, respectively.

The total compensation cost for options recognized was $70,000 and $260,000 in 2015 and 2014, respectively. At December 31, 2015, there was $170,000 of total unrecognized compensation cost related to nonvested option awards. That cost is expected to be recognized over a weighted average period of 2.2 years.

(Continued)

(10) Contingencies

The Company is involved in legal actions arising in the normal course of its business. Management is of the opinion, after consultation with legal counsel, that there are no legal actions pending that could have a material adverse effect on the Company's financial condition or results of operations.

(11) Subsequent Events

The Company has evaluated subsequent events from the date of the statement of financial condition through February 29, 2016, the date at which the financial statements available to be issued, and determined there are no other items to disclose other than those discussed in note 1.

Schedule I

BROWN ADVISORY SECURITIES, LLC

Computation of Net Capital Under SEC Rule 15c3-1

December 31, 2015

(In thousands)

Aggregate indebtedness	$	1,226
Net capital:		
Total member's equity	$	4,570
Deductions/charges:		
Nonallowable assets:		
Receivable from clearing company		(273)
Prepaid expenses and other assets, and other receivables		(310)
Other deductions:		
Haircuts		(47)
Net capital		3,940
Minimum required net capital (the greater of $250,000 or 6.67% of aggregate indebtedness)		250
Excess net capital	$	3,690
Ratio of aggregate indebtedness to net capital		31%
	or	0.31 to 1

There are no material differences between this computation and the computation filed by the Company on SEC Form X-17A-5 (FOCUS filing) as of December 31, 2015.

See accompanying independent registered public accounting firm report.

Schedule II

BROWN ADVISORY SECURITIES, LLC

Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3

December 31, 2015

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii)

See accompanying independent registered public accounting firm report.

Schedule III

BROWN ADVISORY SECURITIES, LLC

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2015

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii)

See accompanying independent registered public accounting firm report.



KPMG LLP
1 E. Pratt Street
Baltimore, Maryland 21202

Report of Independent Registered Public Accounting Firm

The Member
Brown Advisory Securities, LLC:

We have reviewed management's statements, included in the accompanying Brown Advisory Securities, LLC Exemption Report (the Exemption Report), in which (1) Brown Advisory Securities, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

February 29, 2016

Brown Advisory Securities, LLC's Exemption Report

Brown Advisory Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, David M. Churchill, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



CFO/COO
February 29, 2016



KPMG LLP
1 East Pratt Street, 6th Floor
Baltimore, MD 21202

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Brown Advisory Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Brown Advisory Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 29, 2016



KPMG LLP
1 East Pratt Street, 6th Floor
Baltimore, MD 21202

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Brown Advisory Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Brown Advisory Securities, LLC (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

KPMG LLP

February 29, 2016

BROWN ADVISORY SECURITIES, LLC

Financial Statements

(Together with Report of Independent Registered Public Accounting Firm on Exemption Report Required by SEC Rule 17a-5)

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)